Mealthy

WINTER/SPRING 2020 **Product Catalog**

mealthy.com

Mealthy About Us

At Mealthy, our goal is to make home cooking easy. Founded in 2017 with the core value that home cooking should be simple, fun, and accessible for all, Mealthy appliances are designed with the customer in mind.

We focus on usability, features, and designs that make sense so our customers feel confident and empowered to start cooking right out of the box. We back our products with fast and friendly customer service and warranties to support customers in all their cooking needs.

The best-in-class Mealthy app features recipes, videos, grocery lists, meal planning, and integration with popular grocery delivery apps. Our website is full of videos, recipes, articles, tricks, tips, and more to keep our customers with Mealthy every step of the way.



The Mealthy App

- iOS app in top 200 of Apple App Store Food & Drink category; 4300+ reviews, average 4.9-star rating
- Android app launched early 2020
- Recipes with nutritional information, serving size scaling, personal notes, videos, product registration, meal planning, and grocery lists
- Grocery delivery app (Instacart, Amazon Fresh) integration
- Supports English, French, and Spanish languages


Mealthy: Easy Healthy Recipes
Pressure Cooker & Airfryer
OPEN
4.9
3.66K Ratings
4+
Age
What's New
Version History
Version 2019.12
2w ago
We've made some improvements to our French and Spanish versions. As always, don't hesitate to contact us if you experience any issues
more
Preview
Ready in 30


Meal Plan
Get your meal plan delivered to your doorstep!
Choose a delivery option below. We will add your meal plan items automatically.
instacart
1 hour delivery to most of the U.S.
amazonfresh
Same day delivery in major U.S. cities.

Mealthy CrispLid

The **Mealthy CrispLid** converts any electric pressure cooker with a steel pot (6 or 8 quart) into an air fryer or broiler. As a true crossover product, the CrispLid is compatible across all major brands, thanks to its independent power source and patented lid design.

- **Air fry, crisp, broil, and dehydrate in any 6 or 8 quart electric pressure cooker**

- **Easy to use: set time, temperature, and start**

- **Easy clean-up: accessories are dishwasher safe**

- **Eliminates clutter: free up space with fewer gadgets taking prime counter space**

- **Dehydrate up to 24 hours**

- **1000 watts, compatible with stainless steel electric pressure cooker inner pots, cast iron and stainless steel pots with 22 or 24 centimeter diameter**

- **100% BPA-free**

- **Packaged with deep fryer basket, raised trivet, stainless steel tongs, heat resistant mat, and full-color recipe book**









Mealthy MultiPot 2.0

Featuring automatic sealing, patented hands-free automatic pressure release, and true slow cook functionality, the **Mealthy MultiPot 2.0** builds on the success of the original MultiPot.

- **Automatically seals when lid is locked in place**

- **Patented hands-free programmable pressure release system**

- **True slow cook High/Low settings**

- **Intuitive control panel with easy-touch buttons**

- **Brilliant LCD with cooking progress indicator**

- **3-ply stainless steel inner pot for even heat distribution**

- **Lid handle holders for let and right-handed users**

- **1000 watts, 6 quart capacity**

- **100% BPA-free**

- **Packaged with stainless steel raised trivet, steamer basket, extra gasket, silicone mitts, 8 ounce measuring cup, rice paddle, soup ladle, and full-color recipe book**









Beans
Chili
Natural
Quick
Auto
Sauté
Preheat
Cook
Warm
Soup
Broth
Steam
Rice
Eggs
Multigrain
Pressure
Level
Delay
Start
Cake
Porridge
Cancel
KeepWarm
Yogurt

Mealthy
Poultry
Pressure
Cook
00:30
Low
Medium
High
Preset 1
Preset 2
Preset 3
Natural
Quick
Auto
Preheat
Cook
Warm
Meat
Stew
Slow
Cook
Beans
Chili
Sauté
Soup
Broth
Steam
Rice
Eggs
Multigrain
Pressure
Level
Delay
Start
Cake
Porridge
Cancel
KeepWarm
Pressure
Release
Yogurt

Mealthy MultiPot

Make meals in minutes with the **Mealthy MultiPot**. The MultiPot has everything you need in one convenient appliance: pressure cooker, slow cooker, steamer, rice cooker, yogurt maker, sauté pan, and much more!

- **14 one-touch cooking programs: Poultry, Meat/Stew, Bean/Chili, Soup, Sauté/Simmer, Cake, Rice, Multigrain, Porridge, Steam, Slow Cook, Keep Warm, Yogurt, and Pressure Cook (manual)**

- **Slow Cook / Sauté: 3 temperatures; low, normal, and high**

- **Delay Start**

- **Brilliant LCD screen with cooking progress indicator**

- **3-ply stainless steel inner pot for even heat distribution**

- **Lid handle holders for left and right-handed users**

- **1000 watts; 3, 6, and 8 quart capacity sizes**

- **100% BPA-free**

- **Packaged with stainless steel raised trivet, steamer basket, extra gasket, silicone mitts, rice measuring cup, rice paddle, soup ladle, and full-color recipe book**









Venting

Mealthy
Poultry
Meat Stew
Beans Chili
Soup Broth
Pressure Cook
00:30
Pressure Low High
Low Normal High
Preheating Cooking Keep Warm
Steam

Mealthy
Poultry
Meat Stew
Beans Chili
Soup Broth
Rice
Multi-Grain
Porridge
00:30
Pressure Low High
Low Normal High
Preheating Cooking Keep Warm
Pressure Level
Delay Start
Keep Warm
Cancel
Pressure Cook
Slow Cook
Sauté
Steam
Egg
Cake
Yogurt

Mealthy AirFry

The **Mealthy AirFry** uses rapidly-circulating, ultra-heated air to crisp food, eliminating the need for extra oil and fat found in deep-fried recipes. Get the same deliciously crunchy-on-the-outside, perfectly-moist-on-the-inside results without any of the guilt.

- **Touch screen with 6 preset cooking programs and knob**

- **Intuitive control panel**

- **6 quart capacity drawer fits an entire chicken**

- **Large viewing window to watch food while it cooks**

- **Dehydrate, Reheat, and Keep Warm programs**

- **All accessories and drawer are dishwasher safe**

- **1350 watts, 6 quart capacity**

- **100% BPA-free**

- **Packaged with nonstick crisping plate, stainless steel rack, tongs, parchment paper, and full-color recipe book (stainless steel crisping plate available for separate purchase)**






Mealthy HandBlend

The **Mealthy HandBlend** immersion blender is the quick and easy way to puree, blend, chop, whisk, and much more. Immersion blending makes silky-smooth soups right in the pot. We included all the accessories to make everything from sauces to smoothies, and eggs to whipped cream.

- **10 speeds controlled by top rotary knob**

- **Bright blue LED**

- **Stainless steel construction with hardened blades**

- **Turbo function**

- **100% BPA-free**

- **Packaged with blade attachment, whisk attachment, large capacity chopper bowl and blade, smoothie cup, and full-color recipe book**



Mealthy Glass Kettle

The **Mealthy Glass Kettle** quickly boils water for coffee, tea, tisanes, cocoa, instant soups, noodles, oatmeal and more. The timeless, elegant design makes it stand out on a counter top.

- **Borosilicate glass provides pure boiling environment**

- **Glass resists staining, scratching, and is safe for temperature fluctuations**

- **Easy On/Off switch**

- **360° swivel base**

- **Soft-touch lid button on handle**

- **Boil-dry protection**

- **Pour filter**

- **Interior blue LED (does not contact water) indicates kettle is heating**

- **100% BPA-free**

- **1500 watts**









Mealthy NonStick Pan

The **Mealthy NonStick Frying Pan** with HoneyComb Laser-Etch Technology is constructed of a 3-millimeter thick, 5-layer composite to provide the ultimate frying experience. The stainless steel outer layer protects against corrosion while the aluminum core layers provide for even heating and retention. Ergonomic, hollow-core stainless steel handle stays cool to the touch when cooking on a stovetop.

- **Hybrid HoneyComb Laser-Etch Technology creates a scratch-resistant, hybrid nonstick/stainless steel cooking surface**

- **Safe for using with metal utensils**

- **Weighted and balanced for optimum heat retention and cooking**

- **3 millimeter-thick, 5-layer composite construction**

- **Ergonomic stay-cool hollow-core handle**

- **Gas, ceramic, electric, induction compatible**

- **Oven and dishwasher safe**

- **Packaged with silicone spatula and glass lid**



Mealthy Accessories

Mealthy's accessory line gives home cooks what they need to make the most of their Mealthy appliances.

Color coded silicone gaskets, set of 2 (MultiPot & MultiPot 2.0)

Stainless steel inner pot (MultiPot & MultiPot 2.0)

NonStick inner pot with silicone spatula (MultiPot & MultiPot 2.0)

Glass lid (MultiPot & MultiPot 2.0)

Silicone lid (MultiPot & MultiPot 2.0)

Deep Basket (CrispLId)



Extra Gasket Set

Stainless Steel Inner Pot

NonStick Inner Pot

CrispLid Deep Basket

Tempered Glass Lid

Silicone Lid



Download the Mealthy® app or visit www.mealthy.com for recipes, tips, tricks, and how-to videos!

www.mealthy.com

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